UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amplitude, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

03213A104**

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

April 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Class A Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, L.P. (“SC GGF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,554,932, of which 2,554,932 shares are Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,554,932, of which 2,554,932 shares are Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH FUND VIII, LP (“SEQUOIA CAPITAL U.S. GROWTH FUND VIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,330,200, of which 5,330,200 shares are Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,330,200, of which 5,330,200 shares are Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,330,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. VENTURE 2010 –SEED FUND, L.P. (“USV 2010 –SEED”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 235,201
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 235,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH FUND IX, L.P. (“SEQUOIA CAPITAL U.S. GROWTH FUND IX”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,225,077
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,225,077

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX, L.P. (“SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 95,885
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 95,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND, L.P. (“SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 242,788
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 242,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 242,788
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SCGGF III –ENDURANCE PARTNERS MANAGEMENT, L.P. (“SCGGF III—ENDURANCE PARTNERS MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

  2,554,932 shares, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

  2,554,932 shares, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. GROWTH VIII MANAGEMENT, L.P. (“SC U.S. GROWTH VIII MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

5,330,200 shares, of which 5,330,200 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII. The General Partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

5,330,200 shares, of which 5,330,200 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII. The General Partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,330,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. VENTURE 2010 MANAGEMENT, L.P. (“USV 2010 MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 235,201 shares, of which 235,201 shares of Class A Common Stock are directly owned by USV 2010—SEED. The General Partner of USV 2010—SEED is USV 2010 MANAGEMENT.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 235,201 shares, of which 235,201 shares of Class A Common Stock are directly owned by USV 2010—SEED. The General Partner of USV 2010—SEED is USV 2010 MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. GROWTH IX MANAGEMENT, L.P. (“SC U.S. GROWTH IX MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

2,563,750 shares, of which 2,225,077 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND IX, 95,885 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and 242,788 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND IX, SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND is SC U.S. GROWTH IX MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

2,563,750 shares, of which 2,225,077 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND IX, 95,885 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and 242,788 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND IX, SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND is SC U.S. GROWTH IX MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,563,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), LTD. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

10,684,083 shares, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, 5,330,200 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII, 235,201 shares of Class A Common Stock are directly owned by USV 2010—SEED, 2,225,077 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND IX, 95,885 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and 242,788 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The General Partner of USV 2010—SEED is USV 2010 MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND IX, SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND is SC U.S. GROWTH IX MANAGEMENT. SC US TTGP is the General Partner of each of SCGGF III –ENDURANCE PARTNERS MANAGEMENT, SC U.S. GROWTH VIII MANAGEMENT, USV 2010 MANAGEMENT and SC U.S. GROWTH IX MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

10,684,083 shares, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, 5,330,200 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII, 235,201 shares of Class A Common Stock are directly owned by USV 2010—SEED, 2,225,077 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND IX, 95,885 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and 242,788 shares of Class A Common Stock are directly owned by SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The General Partner of USV 2010—SEED is USV 2010 MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND IX, SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX and SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND is SC U.S. GROWTH IX MANAGEMENT. SC US TTGP is the General Partner of each of SCGGF III –ENDURANCE PARTNERS MANAGEMENT, SC U.S. GROWTH VIII MANAGEMENT, USV 2010 MANAGEMENT and SC U.S. GROWTH IX MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,684,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. DOUGLAS LEONE (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

2,554,932, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SCGGF III –ENDURANCE PARTNERS MANAGEMENT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

2,554,932, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SCGGF III –ENDURANCE PARTNERS MANAGEMENT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. ROELOF BOTHA (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

2,554,932, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SCGGF III –ENDURANCE PARTNERS MANAGEMENT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

2,554,932, of which 2,554,932 shares of Class B Common Stock are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS. The General Partner of SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS is SCGGF III –ENDURANCE PARTNERS MANAGEMENT. The General Partner of SCGGF III –ENDURANCE PARTNERS MANAGEMENT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND III –ENDURANCE PARTNERS are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) IN

Except as set forth in this Amendment No. 1 (this “Amendment”), the initial Schedule 13D (the “Original 13D”) that was filed on March 4, 2022, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increased in the number of shares of outstanding Class A Common Stock of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number of Class A Common Stock and Class B Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 59,028,100 shares of Class A Common Stock stated to be outstanding as of April 11, 2022, as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on April 25, 2022. The Reporting Persons may be deemed to beneficially own an aggregate of 2,798,951 shares of Class A Common Stock and 7,885,132 shares of Class B Common Stock, which constitutes approximately 16.0% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 2,554,932 shares of Class B Common Stock, which represents approximately 4.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. RB and DL are the managing members of SC GGF III. RB and DL disclaim beneficial ownerships of all such shares except to the extent of their individual pecuniary interest therein.

Sequoia Capital U.S. Growth Fund VIII beneficially owns 5,330,200 shares of Class B Common Stock, which represents approximately 8.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

USV 2010—SEED beneficially owns 235,201 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Fund IX beneficially owns 2,225,077 shares of Class A Common Stock, which represents approximately 3.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Partners Fund IX beneficially owns 95,885 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth IX Principals Fund beneficially owns 242,788 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III Management, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 2,554,932 shares of Class B Common Stock, which represents approximately 4.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth VIII Management, as the general partner of Sequoia Capital U.S. Growth Fund VIII, may be deemed to beneficially own an aggregate of 5,330,200 shares of Class B Common Stock, which represents approximately 8.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

USV 2010 Management, as the general partner of USV 2010—SEED, may be deemed to beneficially own an aggregate of 235,201 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth IX Management, as the general partner of each of Sequoia Capital U.S. Growth Fund IX, Sequoia Capital U.S. Growth Partners Fund IX and Sequoia Capital U.S. Growth IX Principals Fund, may be deemed to beneficially own an aggregate of 2,563,750 shares of Class A Common Stock, which represents approximately 4.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of each of SC GGF III Management, SC U.S. Growth VIII Management, USV 2010 Management and SC U.S. Growth IX Management, may be deemed to beneficially own an aggregate of 10,684,083 shares of Class B Common Stock, which represents approximately 16.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 2, 2022

Sequoia Capital Global Growth Fund III – Endurance Partners, LP

By:	SCGGF III –Endurance Partners Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Growth Fund VIII, L.P.

By:	SC U.S. Growth VIII Management, L.P., its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Venture 2010—Seed Fund, L.P.

By:	SC U.S. Venture 2010 Management, L.P., its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Growth Fund IX, L.P.

By:	SC U.S. Growth IX Management, L.P.,
its General Partner

By:	SC US (TTGP), Ltd.,
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Growth Partners Fund IX, L.P.

By:	SC U.S. Growth IX Management, L.P.,
its General Partner

By:	SC US (TTGP), Ltd.,
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital U.S. Growth IX Principals Fund, L.P.

By:	SC U.S. Growth IX Management, L.P.,
its General Partner

By:	SC US (TTGP), Ltd.,
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SCGGF III –Endurance Partners Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC U.S. Growth VIII Management, L.P.

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC U.S. Venture 2010 Management, L.P.

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC U.S. Growth IX Management, L.P.,

By:	SC US (TTGP), Ltd.,
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Director

Douglas Leone

By:	/s/ Douglas Leone
Roelof Botha

By:	/s/ Roelof Botha